Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268478

PROSPECTUS SUPPLEMENT NO. 8

(To the Prospectus dated April 3, 2023)

Granite Ridge Resources, Inc.

This prospectus supplement supplements the prospectus, dated April 3, 2023 (as supplemented or amended, the “Prospectus”) of Granite Ridge Resources, Inc. (the “Company” or “Granite Ridge”), which forms a part of our registration statement on Form S-1 (No. 333-268478). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2023. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 123,671,585 shares of common stock, $0.0001 par value per share, of Granite Ridge (“Granite Ridge common stock”).

The Prospectus also initially related to the issuance by us of up to an aggregate of 10,349,975 shares of Granite Ridge common stock that may be issued upon exercise of warrants to purchase Granite Ridge common stock at an exercise price of $11.50 per share (the “Granite Ridge warrants”). In connection with the warrant exchange offer and consent solicitation by the Company on June 22, 2023, all Granite Ridge warrants were converted to shares of Granite Ridge common stock, and no Granite Ridge warrants remain outstanding. In connection with such exchange offer and solicitation, the New York Stock Exchange filed Form 25 to delist the Granite Ridge warrants on July 5, 2023.

Shares of Granite Ridge common stock are listed on the New York Stock Exchange under the symbol “GRNT.” On August 30, 2023, the closing price of Granite Ridge common stock was $7.53 per share.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under applicable federal securities laws, and as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 31, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2023

GRANITE RIDGE RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41537	88-2227812
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5217 McKinney Avenue, Suite 400 Dallas, Texas	75205
(Address of principal executive offices)	(Zip Code)

(214) 396-2850

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	GRNT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.01	Changes in Control of Registrant.

Change in Control

On August 25, 2023, Grey Rock Energy Fund III-A, LP, Grey Rock Energy Fund III-B, LP, and Grey Rock Energy Fund III-B Holdings, LP, each a Delaware limited partnership, and their affiliates (collectively, “Grey Rock Fund III”), which collectively owned a majority of the voting common stock of Granite Ridge Resources, Inc., a Delaware corporation (“Granite Ridge,” the “Company,” “us” or “we”), distributed an aggregate of 31,649,616 shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”), pro rata to their limited partners (the “Distribution”). As a result of the Distribution, Grey Rock Fund III’s aggregate ownership of shares of Common Stock was reduced from approximately 71% to approximately 47%.

Also on August 25, 2023, Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership (who has voting and dispositive power over Common Stock owned by Grey Rock Fund III and certain of its affiliates) (“Grey Rock GP III”), Grey Rock Energy Partners GP II, L.P., a Delaware limited partnership (who has voting and dispositive power over Common Stock owned by Grey Rock Energy Fund II, L.P., Grey Rock Energy Fund II-B, LP, and Grey Rock Energy Fund II-B Holdings, L.P., each a Delaware limited partnership, and certain of their affiliates (collectively, “Grey Rock Fund II”)), and Matthew Miller, Griffin Perry, Thaddeus Darden and Kirk Lazarine (collectively, the “Voting Agreement Parties”), entered into a Stockholder Voting Agreement (the “Voting Agreement”).

Pursuant to the Voting Agreement, the Voting Agreement Parties irrevocably and unconditionally agreed to vote the 75,957,927 shares of Common Stock which the Voting Agreement Parties then held (and any other shares of Common Stock obtained by Voting Agreement Parties in the future) at any annual or special meeting of the Company’s stockholders or in connection with any written consent of the Company’s stockholders. The 75,957,927 shares held by the Voting Agreement Parties constitute approximately 56.3% of the total outstanding shares of Common Stock as of the date of the Voting Agreement. The Voting Agreement continues indefinitely, but can be terminated on 30 days prior written notice by Voting Agreement Parties holding a majority of the shares of Common Stock subject to the Voting Agreement. In connection with their entry into the Voting Agreement, the Voting Agreement Parties provided Grey Rock GP III an irrevocable voting proxy to vote the shares subject to the Voting Agreement. Additionally, during the term of such agreement, the Voting Agreement Parties agreed not to transfer the shares covered by the Voting Agreement without the consent of Grey Rock GP III, except pursuant to certain limited exceptions. Due to the Voting Agreement, Grey Rock GP III has voting and dispositive power over a majority of the shares of Company due to its ability to vote the outstanding shares of Common Stock held by the Voting Agreement Parties. As a result, under the SEC’s rules with respect to the beneficial ownership of securities, GREP GP III, LLC, a Delaware limited liability company (“Fund III GP”), the sole general partner of Grey Rock GP III (with respect to the share of Common Stock held by members of the Voting Agreement), may be deemed to have acquired control of the Company.

The Voting Agreement Parties have informed the Company that no monetary consideration was given or received by any party in exchange for executing the Voting Agreement.

Other than as described above, the Company is not aware of any arrangements, including any pledge by any person of securities of the Company or any of its parents, the operation of which may at a subsequent date result in a change in control of the Company.

Controlled Company Exemptions

As discussed above, Fund III GP, as the sole general partner of Grey Rock GP III, controls more than 50% of the voting power of the outstanding shares of capital stock of the Company. As a result, the Company qualifies as a “controlled company” within the meaning of the corporate governance standards of the rules of the New York Stock Exchange (the “NYSE”). Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including (i) the requirement that a majority of the board of directors of Granite Ridge (the “Granite Ridge Board”) consist of independent directors; (ii) the requirement that our director nominations be made, or recommended to the full Granite Ridge Board, by our independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process; and (iii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As long as Granite Ridge remains a “controlled company,” Granite Ridge may elect to take advantage of any of these exemptions. The Granite Ridge Board does not have a majority of independent directors, its compensation committee does not consist entirely of independent directors, and it does not have a nominating committee. Granite Ridge intends to elect all available controlled company exemptions under the corporate governance standards of the rules of the NYSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE RIDGE RESOURCES, INC.

Date: August 31, 2023	By:	/s/ Luke C. Brandenberg
		Name:	Luke C. Brandenberg
		Title:	President and Chief Executive Officer